UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(AMENDMENT NO 1)
THE SECURITIES EXCHANGE ACT OF 1934
*

First California Financial Group
(Name of Issuer)

Common Stock
(Title of Class of Securities)

319395109
(CUSIP Number)

Paul Magidson c/o Castine Capital Management, LLC One International Place, Suite 2401 Boston, MA 02110 United States of America
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	319395109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castine Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

765,900

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

765,900

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

765,900

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14.	TYPE OF REPORTING PERSON
OO, IA

CUSIP No.	319395109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paul Magidson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

765,900

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

765,900

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

765,900

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	319395109

Item 1.	Security and Issuer.

No material change to the Schedule 13D filed by the Reporting Persons on January 23, 2012.

Item 2.	Identity and Background.

No material change to the Schedule 13D filed by the Reporting Persons on January 23, 2012.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares beneficially owned by the Reporting Persons were purchased with the investment capital of the private investment funds advised by Castine.

Item 4.	Purpose of Transaction.

No material change to the Schedule 13D filed by the Reporting Persons on January 23, 2012.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, (i) Castine and Mr. Magidson may be deemed to be the beneficial owners of 765,900 Shares, constituting 2.6% of the Shares, based upon 29,227,764* Shares outstanding as of the date hereof.

Castine has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 765,900 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 765,900 Shares.

Mr. Magidson has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 765,900 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 765,900 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.  All such transactions were carried out in open market transactions.

*This outstanding Shares figure reflects the number of outstanding Shares at May 8, 2012, as reported in the Issuer's Form 10-Q, filed on May 10, 2012.

Castine and Mr. Magidson ceased to be beneficial owner of greater than 5% of the outstanding Shares on January 31, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2012
(Date)

Castine Capital Management, LLC

By:	/s/ Paul Magidson
Paul Magidson, Managing Member

Paul Magidson
/s/ Paul Magidson
Paul Magidson

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this amendment to Schedule 13D, dated May 11, 2012, relating to the Common Stock of First California Financial Group shall be filed on behalf of the undersigned.

May 14, 2012
(Date)

Castine Capital Management, LLC

By:	/s/ Paul Magidson
Paul Magidson, Managing Member

Paul Magidson
/s/ Paul Magidson
Paul Magidson

Exhibit B

Schedule of Transactions in Shares by Private Funds Advised by Castine

Date of Transaction	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share

4/2/2012	Common Stock		101,067	5.83
4/2/2012	Common Stock	101,067		5.83
5/9/2012	Common Stock		34,400	6.70
5/9/2012	Common Stock		323,600	6.6913
5/9/2012	Common Stock		100,000	6.67

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